American Realty Capital – Retail Centers of America, Inc.

405 Park Avenue

New York, New York 10022

February 21, 2012

VIA ELECTRONIC TRANSMISSION

AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Barros

Re:	American Realty Capital – Retail Centers of America, Inc. Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 2 to Form S-11 File No. 333-169355

Dear Ms. Barros:

Reference is made to the Acceleration Request (the “Acceleration Request”) submitted to the Securities and Exchange Commission (“ Commission ”) by American Realty Capital – Retail Centers of America, Inc. (the “Company”) on February 16, 2012, relating to the above-referenced filing.  The Company hereby applies to the Commission for the withdrawal of the Acceleration Request, effective as of the date of this application or as soon as practicable thereafter.

If you have questions or require additional information, please do not hesitate to contact the Company’s counsel Peter M. Fass at (212) 969-3445.

Very truly yours,

American Realty Capital – Retail Centers of America, Inc.

/s/ Nicholas S. Schorsch

Nicholas S. Schorsch

Chief Executive Officer